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Exhibit 99.5

Pan American Silver announces net earnings of $0.28 per share in the third quarter, and revises 2016 outlook for silver production and costs

All amounts are expressed in US$ unless otherwise indicated. Financial information is based on International Financial Reporting Standards ("IFRS"). Results are unaudited.

This news release refers to measures that are not generally accepted accounting principle ("Non-GAAP") financial measures, including cash costs per payable ounce of silver, all-in sustaining costs per silver ounce sold, and adjusted earnings (losses). Please refer to the section titled "Alternative Performance (non-GAAP) Measures" contained in this news release for further information on these measures.

This news release should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 and 2015, and related notes contained therein, and the related management's discussion and analysis, which have been filed on SEDAR and are available at www.sedar.com and on the Company's website at www.panamericansilver.com.

Vancouver, B.C. - November 14, 2016 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American”, or the “Company”) today reported unaudited results for the third quarter ended September 30, 2016 (“Q3 2016”). Net earnings were $43.4 million ($0.28 basic earnings per share) compared with a net loss of $67.5 million ($0.44 basic net loss per share) recorded in the third quarter of 2015 (“Q3 2015”).
“Cash costs of $4.89 per payable ounce of silver in the third quarter helped generate impressive mine operating earnings of $88.5 million - almost double the earnings generated last quarter,” said Michael Steinmann, President and Chief Executive Officer of the Company. “Cash flow from operations of over $102 million exceeded our funding requirements for our growth projects, sustaining capital and dividend, which enabled us to reduce our modest debt and increase our cash and short term investment position to over $245 million. With an exceptionally strong balance sheet, we are well positioned to take advantage of growth opportunities, both within our suite of assets and outside our portfolio.”

“Operations continue to perform well across all of our mines, leading us to increase our production outlook and further reduce our cost estimates for the year. We now expect to produce 25 to 25.7 million ounces of silver in 2016 at a cash cost of $6.25 to $7.00 per ounce.”

Highlights for the three and nine-month periods ended September 30, 2016:

•
Silver production in Q3 2016 was 6.36 million ounces compared with 6.61 million ounces in Q3 2015. The decrease reflects anticipated production declines at Alamo Dorado, with the mine reaching the end of its life, and at Dolores due to lower grades from mine sequencing. The decreases at these mines were partially offset by higher silver production at La Colorada, Morococha and Huaron. For the nine-month period, silver production totaled 19.11 million ounces in 2016 compared with 19.34 million ounces in the same period of 2015. Silver production in 2016 is pacing ahead of plan, and we are now raising our outlook for silver production in 2016 to 25.0 to 25.7 million ounces.

•	Gold production was 50.4 thousand ounces in the third quarter of 2016 and 140.0 thousand ounces in the nine-month period of 2016, in line with guidance.

•
Consolidated cash costs dropped 44% to $4.89 per payable ounce of silver in Q3 2016 compared with Q3 2015. For the nine-month period, cash costs were $6.17 per ounce, down 38% from the same period of 2015. The reduction in costs reflects increased by-product credits, export incentives at Manantial Espejo, and lower direct operating costs. Given cash costs are below the low end of our guidance, we are reducing the estimate for 2016 consolidated cash costs to between $6.25 and $7.00 per ounce. This is the second reduction in the outlook for 2016 cash costs, representing a decline of 33% from original guidance.

•
Consolidated All-In Sustaining Costs per Silver Ounce Sold (“AISCSOS”) were $6.34 in Q3 2016, down 61% from Q3 2015. For the nine-month period, AISCSOS was $10.10, down 33% from the same period of 2015. The decline in quarter-over-quarter AISCSOS resulted mainly from: positive net realizable value ("NRV") inventory adjustments at Manantial Espejo and Dolores, increased by-product credits, export incentives at Manantial Espejo, and cost reductions at Dolores and Morococha. We are reducing our estimate for AISCSOS for the second time this year to between $10.75 and $11.50 per ounce, representing a total reduction of 22% from original guidance.

•
Revenue was $233.6 million, up 47% from Q3 2015, reflecting higher metals prices and quantities sold, except copper, and positive variances in settlement adjustments on concentrate shipments. Most significant was a 34% quarter-over-quarter increase in silver prices to an average of $19.69 per ounce in Q3 2016.

•	Net cash generated from operating activities was $102.3 million, up 211% from Q3 2015, largely due to increased revenues and decreases in production costs and income taxes paid.

•
Net earnings increased to $43.4 million ($0.28 per share) compared with a net loss of $67.5 million ($0.44 loss per share) in Q3 2015. The increase reflects higher revenue, lower costs and no impairment charges in Q3 2016 versus a $28.8 million impairment charge in Q3 2015, partially offset by higher income taxes.

•	Adjusted earnings were $37.0 million ($0.24 basic adjusted earnings per share) compared with an adjusted net loss of $9.3 million ($0.06 basic loss per share) in Q3 2015.

•
Liquidity position continued to strengthen over Q3 2016, with a $41.1 million increase in cash and short-term investments. At September 30, 2016, cash and cash equivalents and short-term investment balances were $245.3 million, the working capital position was $434.2 million and total debt outstanding was $47.0 million.

•	Capital expenditures totaled $48.5 million in Q3 2016, including project capital for the Dolores and La Colorada mine expansions.

•
A quarterly cash dividend of $0.0125 per common share, approximately $1.9 million in aggregate cash dividends, has been approved by the Board of Directors. The dividend will be payable on or about Tuesday, December 6, 2016, to holders of record of Pan American’s common shares as of the close on Friday, November 25, 2016. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

•
Unlocked value with the Maverix Metals Inc. transaction close. During Q3 2016 the Company closed a plan of arrangement (the "Arrangement") with Maverix Metals Inc. ("Maverix"), which commenced trading on the TSX Venture Exchange on July 12, 2016, under the stock symbol "MMX". Pursuant to the Arrangement, Maverix acquired from the Company a portfolio of royalties, precious metals streams and payment agreements, that prior to the transaction were essentially unvalued within the Company's asset portfolio, in exchange for a 54% equity interest in Maverix (63% fully diluted). The Company recognized a $6.6 million gain ($0.6 million after tax) during Q3 2016 in relation to this transaction.

Consolidated Financial Results

	Three months ended September 30,		Nine months ended September 30,
(Unaudited in thousands of U.S. Dollars, except as noted)	2016	2015	2016	2015
Revenue	233,646	159,414	584,179	511,728
Mine operating earnings (loss)	88,495	(25,996)	149,923	(24,318)
Net earnings (loss) for the period	43,440	(67,514)	79,541	(94,598)
Adjusted earnings (loss) for the period(1)	36,961	(9,306)	60,346	(40,451)
Net cash generated from operating activities	102,346	32,866	169,136	65,291
All-in sustaining cost per silver ounce sold(1)	6.34	16.29	10.10	14.99
Net earnings (loss) per share attributable to common shareholders (basic)	0.28	(0.44)	0.51	(0.62)
Adjusted earnings (loss) per share attributable to common shareholders (basic)(1)	0.24	(0.06)	0.40	(0.27)

(1)
Adjusted earnings (loss) and all-in sustaining costs per silver ounce sold are non-GAAP measures.  Please refer to the section titled "Alternative Performance (non-GAAP) Measures" contained in this news release for further information on these measures.

PAN AMERICAN SILVER CORP. 2

Consolidated Operational Results

	Three months ended September 30, 2016			Three months ended September 30, 2015
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	1.39	0.72	6.58	1.32	0.70	6.76
Dolores	0.90	27.14	(5.26)	1.20	22.58	8.70
Alamo Dorado	0.37	1.36	18.55	0.69	6.59	9.58
Huaron	0.97	0.20	4.92	0.88	0.20	11.51
Morococha	0.69	0.41	4.41	0.56	0.83	12.59
San Vicente	1.15	n/a	12.40	1.03	n/a	11.23
Manantial Espejo	0.90	20.59	(1.75)	0.93	22.72	4.16
TOTAL	6.36	50.42	4.89	6.61	53.62	8.74

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	4.13	2.07	6.86	3.90	1.98	7.45
Dolores	2.94	73.94	0.40	3.30	60.93	8.61
Alamo Dorado	1.46	6.97	14.16	2.15	12.45	13.66
Huaron	2.88	0.61	6.19	2.72	0.81	10.75
Morococha	1.96	1.70	3.83	1.64	2.45	13.04
San Vicente	3.38	n/a	12.18	3.04	n/a	11.73
Manantial Espejo	2.36	54.68	0.87	2.60	56.86	7.66
TOTAL	19.11	139.97	6.17	19.34	135.48	9.92
Totals may not add up due to rounding.

(1)	Cash costs are a non-GAAP measure. Please refer to the section titled "Alternative Performance (non-GAAP) Measures" contained in this news release for further information on these measures.

By-Product Results

Production	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Gold - ounces '000s ("koz")	50.4	53.6	140.0	135.5
Zinc - tonnes '000s ("kt")	13.1	10.7	38.7	29.2
Lead - kt	5.0	3.5	14.9	10.5
Copper - kt	3.2	3.6	11.4	11.0

Prices	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Gold $/ounce	1,335	1,124	1,260	1,178
Zinc $/tonne	2,255	1,847	1,955	2,035
Lead $/tonne	1,873	1,714	1,780	1,818
Copper $/tonne	4,772	5,259	4,725	5,699

PAN AMERICAN SILVER CORP. 3

Mine expansions in Mexico achieve new milestones

Major milestones were achieved at both of Pan American’s mine expansions in Mexico during Q3 2016. At La Colorada, the new sulphide ore processing plant began full production in early August. As well, the new 618-metre deep mine shaft was fully commissioned in early September, ahead of schedule. We expect ore production to ramp up in Q4 2016 and into 2017, as development of the underground mine progresses. By the end of 2017 when the project is scheduled to be completed, processing rates are expected to increase to 1,800 tonnes per day, resulting in annual silver production increasing to approximately 7.7 million ounces. The La Colorada project is expected to be completed approximately 5% to 10% under budget.

At Dolores, the new 98 kilometre, 115 kV power line that connects the mine to the national power grid was energized in early September. The power line was completed on budget and is expected to result in annual savings of about $9 million. Significant progress was achieved on development of the underground mine, with a total of 866 metres of development advanced in Q3 2016. At the new pulp agglomeration plant site, civil earthworks were completed and concrete forming and pouring has commenced. When fully commissioned before the end of 2017, average annual production from Dolores is estimated to increase 40% for silver and 52% for gold during the first 5 years, while associated operational efficiencies help reduce cash costs.

2016 Full Year Forecast

Pan American has made the following revisions to its guidance for 2016:

•	Silver production increased to 25.0 to 25.7 million ounces from 24.0 to 25.0 million ounces.

•
Zinc, lead, and copper production increased to 48.0 to 53.0 thousand tonnes for zinc, 18.8 to 20.7 thousand tonnes for lead, and 14.8 to 15.2 thousand tonnes for copper from previous guidance of 46.0 to 48.0 thousand tonnes, 15.0 to 15.5 thousand tonnes, and 13.0 to 13.5 thousand tonnes, respectively.

•	Cash costs reduced for the second time in 2016 to between $6.25 and $7.00 per ounce from $6.50 to $7.50 per ounce announced on August 11, 2016.

•
AISCSOS reduced to between $10.75 and $11.50 (assumes by-product credit prices in Q4 of $2,300/tonne (1.04/lb) for zinc, $2,000/tonne (0.91/lb.) for lead, $4,700/tonne (2.13/lb.) for copper, and $1,250/oz. for gold).

•
Capital expenditures reduced to $185 to $200 million from $200 to $215 million. The revision reflects reduced major projects spending at La Colorada and Dolores, partially offset by higher sustaining capital. Sustaining capital was increased to $80 to $85 million from prior guidance of $64 to $75 million. The increase in sustaining capital is related to additional exploration programs across the Company, additional mobile equipment replacements in the Peruvian mines and greater pre-stripping at Dolores.

The Company is reaffirming its outlook for gold production of 175.0 to 185.0 thousand ounces in 2016.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., SVP Technical Services & Process Optimization, who is the Company's Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company's material mineral properties, please refer to the Company's Annual Information Form dated March 24, 2016, filed at www.sedar.com. For further technical information relating to the La Colorada and Dolores expansion projects, please refer to the National Instrument 43-101 technical reports entitled “Technical Report - Preliminary Economic Analysis for the Expansion of the La Colorada Mine, Zacatecas, Mexico,” with an effective date of December 31, 2013, and “Technical Report for the Dolores Property, Chihuahua, Mexico - Preliminary Economic Assessment of a Pulp Agglomeration Treatment and Underground Option”, with an effective date of May 31, 2014, both of which are filed on SEDAR at www.sedar.com. The results of preliminary economic assessments are preliminary in nature, in that they include inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

Conference Call on Tuesday, November 15
Pan American will host a conference call to discuss the third quarter 2016 results on Tuesday, November 15 at 10:00 am ET (7:00 am PT). To participate in the conference, please dial 604-638-5340.
A live audio webcast and PowerPoint presentation will be available on the Company’s website at www.panamericansilver.com. A replay of the webcast will also be available shortly after the call on the website.

PAN AMERICAN SILVER CORP. 4

About Pan American Silver

Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ (PAAS) and the Toronto Stock Exchange (PAA).

For more information, visit: www.panamericansilver.com

For more information contact:

Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
ir@panamericansilver.com

Alternative Performance (Non-GAAP) Measures

In this press release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). Cash costs does not have a standardized meaning prescribed by IFRS as an indicator of performance.  The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
Adjusted earnings (loss), and adjusted earnings (loss) per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that may be volatile from period to period relating to positions that will settle in future periods, and items that are non-recurring.

•
All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company's management's discussion and analysis for the three and nine months ended September 30, 2016 (the "Q3 2016 MD&A") for a more detailed discussion of these and other non-GAAP measures and their calculation.

PAN AMERICAN SILVER CORP. 5

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2016, and our estimated cash costs and AISCSOS in 2016; the ability of the Company to successfully complete any capital investment programs and projects, and the impacts of any such programs and projects on the Company, including with respect to margins and production; the realization of benefits from any transactions and the financial and operational impacts of any such transactions on the Company; and the approval or the amount of any future cash dividends.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and recourse estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian Dollar, Peruvian Sol, Mexican Peso, Argentine Peso and Bolivian Boliviano versus the U.S. Dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP. 6